UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CONTENTS

Results of Special General Meeting of Shareholders

At the special general meeting of the shareholders (the “Meeting”) of BluePhoenix Solutions Ltd., (the “Company”), held on April 11, 2013, the shareholders voted on the proposed resolutions set forth in the proxy statement, as follows:

(1)	Ms. Carla Corkern was elected as an outside director of the Company for a three-year term.

(2)	The Compensation Policy for the Company's directors and officers, as previously approved by the Company's Board of Directors and Compensation Committee, was approved.

(3)	The cash compensation and grant of restricted share units to Mr. Mel Keating, the Chairman of the Board of Directors of the Company, was approved.

Changes in the Board of Directors

In accordance with her prior notice, and upon the election of Carla Corkern as an outside director at the abovementioned  Meeting,  Ms. Adi Beshadsky resigned her position as outside director of the Company  in order to dedicate more to her other activities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Matt Bell
Matt Bell
CEO

Dated: April 17, 2013